Exhibit 3.2

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS OF

EZENIA! INC.

The By-Laws of Ezenia! Inc., a Delaware corporation, are hereby amended by deleting Sections 3(b) and 8 of Article III in their entirety and replacing such sections respectively with the following:

“Section 3.

(b)           Effective from and after the closing of the Initial Public Offering:  The number of directors constituting the full Board of Directors shall be six (or such other number as the Board of Directors from time to time may determine).  Each director shall be elected for a term of office that shall expire at the next annual meeting of stockholders following his or her election, and each director shall hold office until the election and qualification of his or her successor or until his or her earlier death, resignation or removal.  Any director may resign at any time upon written notice to the Company.  Except as the General Corporation Law of Delaware may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.”

“Section 8.             Except as may otherwise be provided by the General Corporation Law of Delaware or the Company’s Certificate of Incorporation, as amended and in effect from time to time, any director or the entire Board of Directors may be removed with or without cause and only by the vote of the holders of a majority of the shares of the Company’s stock entitled to vote for the election of directors.”

The foregoing is certified as an Amendment to the Amended and Restated By-Laws of Ezenia! Inc. as adopted by the Board of Directors on July 22, 2011, and effective as of July 26, 2011.

By:	/s/ Larry Snyder
Larry Snyder
President, Chief Executive Officer and Secretary